Filed Pursuant to Rule 433

Registration No. 333-184137

December 2, 2014

Final Term Sheet

$500,000,000 2.600% Senior Notes due 2019

$650,000,000 4.900% Senior Notes due 2045

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.
Ratings (Moody’s / S&P):*	Baa2 / BBB+
Security Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Pricing Date:	December 2, 2014
Settlement Date (T+5):	December 9, 2014
Maturity Date:	2019 Notes: December 15, 2019 2045 Notes: February 15, 2045
Principal Amount:	2019 Notes: $500,000,000 2045 Notes: $650,000,000
Benchmark Treasury:	2019 Notes: UST 1.500% due November 30, 2019 2045 Notes: UST 3.125% due August 15, 2044
Benchmark Treasury Yield:	2019 Notes: 1.590% 2045 Notes: 3.007%
Spread to Benchmark Treasury:	2019 Notes: +105 bps 2045 Notes: +190 bps
Yield to Maturity:	2019 Notes: 2.640% 2045 Notes: 4.907%
Coupon:	2019 Notes: 2.600% 2045 Notes: 4.900%
Public Offering Price:	2019 Notes: 99.813% 2045 Notes: 99.876%
Net Proceeds (after deducting the underwriting discount and estimated offering expenses) to the Partnership:	$1,138 million
Make-Whole Call:	2019 Notes: T+20 bps 2045 Notes: T+30 bps
Call at Par:	2019 Notes: On or after November 15, 2019 2045 Notes: On or after August 15, 2044
Interest Payment Dates:	2019 Notes: June 15 and December 15, beginning on June 15, 2015 2045 Notes: February 15 and August 15, beginning on August 15, 2015
CUSIP / ISIN:	2019 Notes: 72650R BG6 / US72650R BG6 2045 Notes: 72650R BH4 / US72650R BH49
Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC BBVA Securities Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Co-Managers:

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

Regions Securities LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about December 9, 2014, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.